United Community Banks, Inc.

2 West Washington Street, Suite 700

Greenville, South Carolina 29601

July 1, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:             Dave Gessert

Division of Corporate Finance

Office of Financial Services

Re:        United Community Banks, Inc. (the “Registrant”)

Registration Statement on Form S-4

File No. 333-265839

Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-265839) filed by the Registrant with the U.S. Securities and Exchange Commission on June 24, 2022, as amended on July 1, 2022 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Eastern Time, on Tuesday, July 5, 2022, or as soon thereafter as possible.

Please contact Lee Kiser of Nelson Mullins Riley & Scarborough LLP, the Registrant’s legal counsel, at (864) 373-2210 with any questions you may have concerning this letter, or if you require any additional information. Please notify him when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

United Community Banks, Inc.

By:	/s/ Melinda Davis Lux
Melinda Davis Lux
Executive Vice President, General Counsel,
and Corporate Secretary